1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2003

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                         Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated December 31, 2002.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED (Registrant)

Date: January 2, 2003	By:	/s/ Tan Xinghui
Tan Xinghui Executive Director and Vice President

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

COMPLETION OF THE ACQUISITION

The board of directors (the Board) of China Unicom Limited (the Company) announces that completion of the Acquisition has taken place on 31 December 2002.

Introduction

Reference is made to the announcement dated 20 November 2002 and to the circular to the Company’s shareholders dated 29 November 2002 (the Circular), containing, inter alia, details of the acquisition by the Company of the entire issued share capital of Unicom New Century (BVI) Limited and the notice convening an extraordinary general meeting of the Company on 23 December 2002 (the EGM) to consider, inter alia, the resolutions required to approve the Acquisition.

Terms defined in the Circular have the same meanings when used in this announcement.

Shareholders’ Approvals

The Board is pleased to announce that the resolutions approving the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions were duly passed at the EGM by the independent shareholders of the Company in accordance with the Articles of Association of the Company and the Hong Kong Listing Rules on 23 December 2002.

Completion of the Acquisition

The Board is pleased to further announce that completion of the Acquisition in accordance with the terms of the Acquisition Agreement dated 20 November 2002 between the Company and China Unicom (BVI) Limited has taken place on 31 December 2002.

By order of the Board China Unicom Limited Ngai Wai Fung Company Secretary

Hong Kong, 31 December 2002